OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD PROVIDES CORPORATE UPDATE

Vancouver, BC, Canada – March 3, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to provide an update on its activities in Colombia and Alaska as well as the monetization of its remaining Nevada projects.

In all, Miranda expects to see partner spending on Miranda projects of $1.5-$1.75 million in 2015. In addition to partner-funded projects, Miranda has a budget for generative work in Colombia that is outside of the Strategic Alliance and outside of the Department of Antioquia.

Prospect Generator/Joint Venture Model

Miranda continues to adhere to the Prospect Generator and Joint Venture model and as a result expects to see the following partners fund activities in projects in both North and South America.

  Agnico Eagle Mines Limited (AEM:TSX)(“Agnico”) will fund 70% (Miranda 30%) of programs under a Strategic Alliance agreement. Funds are allocated toward project generation in the Antioquia Department of Colombia. Miranda is operator. If a “Designated Property” is accepted into a joint venture by Agnico, Agnico could earn up to a 70% interest in that project by sole funding work programs until it earns its interest.

  Prism Resources Inc. (NEX:PRS.H) is funding an initial exploration program at the Cerro Oro project in the Caldas Department of Colombia. Miranda is also operator of this project. The 2015 program will comprise permitting and property wide geochemical and geologic surveys.

  Gold Torrent Inc. (GTOR:OTCBB) is designing and permitting a small high-grade underground mine at the Willow Creek, Alaska project. A new NI 43-101 Resource Estimate and Preliminary Feasibility Study will be highlights of this year’s program.

  Montezuma is hoping to fund a drill project at the Red Canyon property pending finalization of joint venture terms.

Colombia

Oribella

Miranda submitted a “Target Report” to Agnico in the 4th quarter of 2015 as the first step towards possible acceptance of Oribella as a “Designated Property” pursuant to the Strategic Alliance agreement. Once a property is submitted, Agnico can: (1) accept it as a joint venture whereby they would be solely responsible for funding future exploration; (2) reject the project at which time Miranda can seek a 3rd party joint venture; or (3) request that specific additional work be done to demonstrate that the property has the size potential to be of interest to Agnico. Agnico has requested trenching and channel sampling to demonstrate continuity of mineralization (gold and copper) prior to considering Oribella as a Designated Property. This work is underway and once samples are assayed a revised report will be submitted to Agnico.

Miranda also recently met with the president of the Agencia National de Mineria (ANM) to request assistance in obtaining a license for the northern part of the property which is currently held under a mining application. Assurances were given that the government would work with us on the license.

Cerro Oro

Cerro Oro is a low-sulfidation epithermal gold system that lies approximately 14 km southwest of the Marmato (14 M ounces) mine. Currently, Miranda is conducting a “Consulta Previa” or “consultation” with local and indigenous peoples near the project as a requirement of the Colombian mining law. Once this permit is obtained a mapping, trenching and a soil sampling program funded by Prism Resources will begin with the aim of delineating drill targets for the 2016 season. Prism Resources will also commission a technical report on the property.

Pavo Real

Red Eagle Mining recently terminated the joint venture agreement at Pavo Real in order to focus its time and treasury on permitting and building their San Ramon underground mine. Red Eagle drill tested several target areas and conducted property wide geochemical surveys, spending $4 million on the project. Soil sampling on the south end of the property produced a large untested gold anomaly and Miranda is seeking a new partner to drill test this area.

Willow Creek, Alaska

Gold Torrent plans to fast-track the Coleman deposit into production in 24 to 30 months. Initial production estimates are for 21,000 ounces of gold annually from the mining and milling of 150 tons per day. Gold Torrent anticipates achieving +80% recovery through gravity (tables and spiral concentrators) without the use of chemicals which should expedite permitting. Expected milestones for 2015 include:

•         A new resource estimate based on independent review and modeling of deposit. This report is anticipated within two months and the expectation is that the resource will increase in size.

•         Completion of a Preliminary Feasibility Study by mid-2015. This document will provide both Gold Torrent and Miranda shareholders insight into the capital and operating costs, cash flows and internal rate of return of mining the Coleman deposit.

•         Mine planning. Gold Torrent is in the process of determining the optimum way to access the Coleman deposit for the least amount of capital.

•         Life of Mine production scheduling.

•         Mill process design and location.

•         Initiate all aspects of permitting including baseline studies, water, air, and discussions with local communities and area stakeholders.

•         Possible rehabilitation of the Enserch tunnel to access the Lucky Shot vein system for production and drilling.

While no drilling is planned for 2015, modeling of the old underground workings, drill holes and underground samples will provide targets for 2016. Both companies agree that with the rehabilitation of the Enserch tunnel, targets can be best drilled from underground drill stations.

Nevada

Red Canyon

Miranda is hoping to finalize a joint venture/purchase agreement with Montezuma Mines pending consent to assignment of the lease by the owner to Montezuma.

Red Hill, Iron Point, Kibby Flats and Mustang

Miranda has monetized its four remaining Nevada holdings in order to focus on Colombia. This decision was made not because we no longer believe Nevada will yield discoveries but rather we feel that we can make a significant discovery in Colombia sooner than in Nevada. We feel that Colombia, as a frontier jurisdiction with its rich mineral endowment, will provide the fastest route to a large grassroots discovery. On March 2, 2015, Miranda announced an agreement with European Uranium Resources Ltd. (“EUU”) whereby, subject to regulatory approval, Miranda will sell and or assign its interest in the four properties for an 8% equity interest in EUU (subject to its reorganization), the retention of a royalty interest (NSR) ranging from 1% to 2% in all four properties and the commitment by EUU of conducting a modest drill program on the Mustang property.

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Limited, Prism Resources, Gold Torrent Inc., and Montezuma Mines Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.